October 16, 2009
Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAXXAM Inc. (the “Company”)
•	Amendment No. 2 to Schedule 13E-3 filed September 30, 2009 by MAXXAM Inc., Charles E. Hurwitz, Gilda Investments, LLC, Giddeon Holdings, Inc., Hurwitz Investment Partnership, L.P., Hurwitz Family Foundation, and Shawn M. Hurwitz File No. 005-02917

•	Amended Preliminary Schedule 14A filed September 30, 2009 File No. 001-03924

•	Form 10-K/A Amendment No. 1 filed September 25, 2009 File No. 001-03924
Dear Mr. Webb:
We are responding to a comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 14, 2009 regarding the above referenced materials. Our response repeats in italics each of the questions and comments contained in the Staff’s October 14, 2009 letter. Revisions discussed below are reflected in: revised Preliminary Schedule 14A filed October 16, 2009 (the “Schedule 14A”); and Form 10-K/A (Amendment No. 2) filed October 15, 2009 (the “Form 10-K/A”).
Preliminary Schedule 14A
Alternatives to the Reverse Stock Split page 23
1.	You state that other transactions that were “not considered as alternative methods” were a cash out merger, a sale of the company, and maintaining the status quo. Please revise this statement, if true, to clarify that these alternatives were considered by the board of directors and ultimately rejected in favor of the reverse stock split or advise.

The Company did consider a limited cash out merger and a limited tender offer as alternatives to accomplish the cost reduction objectives of the Reverse Stock Split, as discussed on pages 42-43 of the Schedule 14A. The Company did not consider a “going private” cash out merger, a sale of the Company or a line of business, or maintaining the status quo as alternative methods to accomplish these cost reduction objectives. Language has been added on page 22 of the Schedule 14A to clarify this distinction.
Selling the Company or a Line of Business, page 23
2.	Please disclose why the controlling stockholder group was not interested in pursuing a sale of the company or a line of business.

Language has been added on page 23 of the Schedule 14A explaining the context in which the Board of Directors confirmed that a potential sale of the Company or a line of business was not of interest to the controlling stockholder group at the time the reverse stock split proposal was initially discussed with the Board on July 20, 2009. Rather, the controlling stockholder group was interested in a method to reduce the Company’s ongoing operating costs. The chronology of the Reverse Stock Split has also been expanded to include this disclosure on page 43 of the Schedule 14A, and a cross reference to that additional disclosure has been added on page 23 of the Schedule 14A.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

Fairness of the Reverse Stock Split, page 24
3.	We note that the board of directors established the price of $10.77 per share for the common stock, which represented a 24.5% premium over the trailing six month average price of your stock. Please disclose whether the board gave any consideration to the fact that stock prices of many companies have recently been at historic lows and the six month average price may not accurately reflect the fair value of your stock. Please also disclose whether you considered using a trailing twelve month or longer average price.

In response to this comment, we have added these additional disclosures to pages 44-45 of the Schedule 14A:
The Board of Directors evaluated the current and historical trends in the Company’s stock price. The Board considered the Company’s stock prices over the last five years, the last three years, the last twelve months and the last six months. The Board was aware of and gave consideration to the fact that stock prices of many companies had recently been at historic lows. However, the Board attributed the decline in the Company’s stock price that occurred in the first quarter of 2009 primarily to discrete developments that affected the Company, particularly in the last half of 2008, and not just to overall stock market conditions.

In particular, WoodRock’s presentation focused the Board on the Company’s fifteen month stock price trend line (shown on page 20 of WoodRock’s presentation filed as Exhibit (c)(i) of the Schedule 13E-3 referred to in “Available Information”), identifying some of the specific key material events that occurring during that time period and the corresponding changes in stock price. These material adverse developments during the last half of 2008, all of which had been publicly disclosed, included the loss of the Company’s entire equity interest in its former forest products subsidiaries, the Pension Benefit Guaranty Corporation’s requirement that the Company guarantee the pension plan obligations of its former forest products subsidiaries, the settlement of the Company’s FDIC litigation gain contingency for an amount significantly less than the court’s prior award, and the Company’s rapidly declining cash balances. The Board determined that these developments had negatively impacted the fair value of the Company’s stock, and therefore prior period stock prices were of comparatively limited relevance. Accordingly, the Board of Directors determined that a recent trading range (such as six months) would be more appropriate for the Company as opposed to a longer period (such as twelve months), given the significant changes that occurred at the Company in the last half of 2008. The Board also discussed the Company’s stock price trading history with WoodRock, which indicated its view was that the trailing six month average stock price was the best baseline proxy for valuing the Company’s minority interest position.
We have also added the following language on page 26 of the Schedule 14-A cross-referencing the foregoing additional disclosures:
In this connection, the Board considered material adverse developments during the second half of 2008 that it concluded had made prior period stock prices of comparatively limited relevance (see “Reverse Stock Split Proposal—Background of the Reverse Stock Split” below).
Precedent Transactions Approach, page 35
4.	We note your response to our prior comment 46 and reissue in part. Please explain why your financial advisor did not focus on or discuss the distinction between prices paid by controlled and non-controlled companies. Please also add a footnote to your table to disclose which companies were controlled and which were not.

As suggested, we have added a footnote to the table on page 35 of the Schedule 14A indicating which companies had controlling stockholders and which did not. We have also added a paragraph after the table, as follows:

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

As indicated in the footnote to the preceding table, in three of these precedent transactions a controlling stockholder group had the ability to implement the reverse stock split without any votes of other stockholders. WoodRock considered the distinction between prices paid by controlled and non-controlled companies in its analysis. However, WoodRock did not believe that it would be appropriate to suggest the Company pay a lower premium to cashed out stockholders just because there was a controlling stockholder group with sufficient votes to assure approval of the Reverse Stock Split. Instead, Woodrock believed it was more appropriate to consider the average premiums paid in prior “going dark” transactions, without making a distinction between controlled and non-controlled companies. Accordingly, WoodRock did not discuss the distinction with the Board.
     Background of the Reverse Stock Split, page 41
5.	We note that you supplementally provided the Staff with the alternative reverse stock split ratios that the board considered. Please revise this section to include those alternative ratios and explain why you decided against them.

This section has been revised to include the alternative ratios considered and the reasons for deciding against a lower ratio. The following disclosure has been added to page 43 of Schedule 14A in response to this comment:
In determining to recommend the 1-for-250 reverse split ratio, which is expected to result in approximately 180 record holders of common stock, Ms. Madison had considered the following two alternative ratios:
•	a 1-for-200 reverse split ratio, which would have increased the anticipated number of record holders to approximately 250, and

•	a 1-for-150 reverse split ratio, which would have increased the anticipated number of record holders to approximately 290.
At the Board meeting on July 20, 2009, Ms. Madison communicated that she had considered alternative ratios that would cash out fewer shares and her conclusion that those alternative ratios would not provide sufficient “cushion” to help ensure that the number of record holders of our common stock would be less likely to increase again to 300 (a particular concern given the large number of “street name” holders that would remain, any or all of whom could elect to become record holders at any time). Accordingly, Ms. Madison concluded a 1-for-250 reverse split ratio should be proposed.

The Board of Directors focused on a reverse stock split ratio that would limit the total number of shares cashed out. At the same time, the Board of Directors considered the uncertainties of potential future stock transfer activity, both by the Company’s record holders (approximately 2,450 as of the Record Date) and by its “street name” holders (approximately 1,200 as of the Record Date). Both record and street name holders can, at any time and without advance notice to the issuer, make sales or other transfers of stock that have the effect of increasing the number of record holders. In addition, “street name” holders can, at any time and without advance notice to the issuer, become record holders by instructing their brokers to transfer record ownership of the shares to the holders. The Board of Directors concluded that the 1-for-250 ratio appropriately balanced its desire to limit the number of cashed out shares while at the same time providing reasonable assurance that the transaction would succeed in reducing the number of record holders of common stock below 300 and provide a “cushion” to keep that number from increasing to 300 in the future.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

Unavailability of. Appraisal or Dissenters’ Rights, page 52
6.	Please provide the Staff with a copy of the complaint filed in connection with the class-action lawsuit.

As disclosed on page 53 of Schedule 14A, a complaint was filed on September 11, 2009. A copy of this complaint is being supplementally provided to the Staff. A second complaint was filed on October 9, 2009 and we have added disclosure regarding this matter on page 53 of Schedule 14A. A copy of this complaint is also being supplementally provided to the Staff.
Solicitation and Costs, page 56
7.	Please amend your table to reflect any anticipated costs of defending the class action lawsuit related to the reverse stock split.

The Company cannot predict the costs of defending the lawsuits, which have only recently been initiated. The Company believes that it would be misleading to include an amount of estimated costs in the table on page 57. Moreover, attempting to estimate the defense costs could disadvantage the Company by indicating to counsel for the plaintiffs a presumed nuisance value that the Company might be willing to pay rather than incurring defense costs. As stated on page 53 of the Schedule 14A, the Company believes the allegations in these lawsuits are without merit.

In response to this comment, the following language has been added below the table on page 57 of the Schedule 14A:
The amounts in the foregoing table do not include any costs we may incur in connection with the lawsuits concerning the Reverse Stock Split that are described above under “Reverse Stock Split—Unavailability of Appraisal or Dissenters’ Rights.”
Form of Proxy
8.	We note your response to our prior comment 51. Please explain why proxies previously given will be revoked, and the proxy holders may vote in their discretion, if the meeting is adjourned or postponed, or if the proxy holders vote upon other matters that properly come before the meeting.

In response to this comment, the language in Item 4 of the proxy card regarding the revocation of proxies previous proxies has been moved to the front of the proxy cards (as a separate sentence). This language has been included in order to make it clear what effect this proxy will have on any prior proxies. While the Company does not expect any other matters to come before the stockholders’ meeting, the portion of Item 4 of the proxy card that remains is intended to clarify that this proxy authorizes the named proxies to act in their discretion with respect to such matters.
Exhibit (c)(i)
9.	We note your response to our prior comment 6. Please delete the term “solely” in the disclosure appearing on page 3. We understand that these materials were provided to the board of directors in this form, but shareholder reliance on these materials cannot be limited in this manner. Alternatively, you may provide the disclosures noted in our prior comment.

In response to this comment, the Company has filed Amendment No. 3 to Schedule 13E-3 containing a revised Exhibit (c)(i) in which the word “solely” has been removed.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
October 16, 2009

Director and Executive Officer Compensation, page 57
10.	We note your response to our prior comment 53. Please disclose briefly the business development objective that Mr. Hurwitz achieved and explain how you determined to award Mr. Hurwitz $208,750 based on the achievement of that objective. Disclose any formula used, if applicable.

In response to this comment, the parenthetical at the end of the “Director and Executive Officer Compensation” section on page 58 of the Proxy Statement has been deleted and the following sentence added in its place:
The amount awarded under the Executive Bonus Plan was based upon a bonus amount (25% of base salary) established for the achievement of a specified business development project (namely, receipt by the Company of an additional Texas race track license).
Form 10-K/A
11.	Please amend your Form 10-K/A to include certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act.

On October 15, 2009, the Company filed a Form 10-K/A (Amendment No. 2) to its Form 10-K for the 2008 fiscal year that includes the indicated certifications.
As referenced in the Staff’s letter dated October 14, 2009, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
The Company believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated October 14, 2009. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Bernard L. Birkel, Corporate Secretary of the Company, at (713) 267-3669, or M. Emily Madison, Vice President, Finance of the Company, at (713) 267-3783 with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.
Sincerely yours,
Bernard L. Birkel
Corporate Secretary